Exhibit 99.3
Form of Release to Stock Exchanges

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2022, prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2022	2022	2021	2022
	Audited	Audited	Audited	Audited
Revenue from operations	34,470	32,276	27,896	121,641
Other income, net	676	637	622	2,295
Total Income	35,146	32,913	28,518	123,936
Expenses
Employee benefit expenses	18,337	16,658	15,230	63,986
Cost of technical sub-contractors	3,909	3,588	2,454	12,606
Travel expenses	376	309	133	827
Cost of software packages and others	2,420	2,268	1,289	6,811
Communication expenses	170	170	147	611
Consultancy and professional charges	456	521	396	1,885
Depreciation and amortisation expenses	950	890	829	3,476
Finance cost	56	50	49	200
Other expenses	938	916	815	3,424
Total expenses	27,612	25,370	21,342	93,826
Profit before tax	7,534	7,543	7,176	30,110
Tax expense:
Current tax	2,350	1,825	1,937	7,811
Deferred tax	(178)	23	38	153
Profit for the period	5,362	5,695	5,201	22,146
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	(86)	(13)	(33)	(85)
Equity instruments through other comprehensive income, net	3	55	1	96
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	26	(12)	5	(8)
Exchange differences on translation of foreign operations	53	137	290	228
Fair value changes on investments, net	(372)	(65)	38	(49)
Total other comprehensive income/(loss), net of tax	(376)	102	301	182
Total comprehensive income for the period	4,986	5,797	5,502	22,328
Profit attributable to:
Owners of the company	5,360	5,686	5,195	22,110
Non-controlling interests	2	9	6	36
	5,362	5,695	5,201	22,146
Total comprehensive income attributable to:
Owners of the company	4,986	5,787	5,491	22,293
Non-controlling interests	–	10	11	35
	4,986	5,797	5,502	22,328
Paid up share capital (par value 5/- each, fully paid)	2,098	2,098	2,122	2,098
Other equity *#	73,252	73,252	74,227	73,252
Earnings per equity share (par value 5/- each)**
Basic ()	12.78	13.56	12.24	52.52
Diluted ()	12.76	13.54	12.21	52.41

*	Balances for the quarter ended June 30, 2022 and June 30, 2021 represent balances as per the audited Balance Sheet for the year ended March 31, 2022 and March 31, 2021, respectively as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015
**	EPS is not annualized for the quarter ended June 30, 2022, quarter ended March 31, 2022 and quarter ended June 30, 2021
#	Excludes non-controlling interest

1.	Notes pertaining to the current quarter

a)	The audited interim condensed consolidated financial statements for the quarter ended June 30, 2022 have been taken on record by the Board of Directors at its meeting held on July 24, 2022 . The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Estimation of uncertainties relating to the global health pandemic from COVID-19 ( COVID-19):

The Group has considered the possible effects that may result from the pandemic relating to COVID-19 and does not expect any material impact on the recoverability of the financial and non financial assets.

c)	Proposed acquisition

On July 13, 2022, Infosys Consulting Pte. Ltd (a wholly owned subsidiary of Infosys Limited) entered into a definitive agreement to acquire BASE life science A/S, a consulting and technology firm in the life sciences industry in Europe for a total consideration of upto EUR 110 million (approximately 906 crore), which includes management incentives, bonuses and retention. This acquisition is expected to augment the Group's life sciences expertise, scale its digital transformation capabilities with cloud based industry solutions and expand its presence in Nordics region and across Europe.

d)	oddity acquisition

On April 20, 2022, Infosys Germany GmbH (a wholly-owned subsidiary of Infosys Consulting Pte. Ltd ) acquired 100% voting interests in Oddity GmbH, Oddity Group Services GmbH, Oddity Space GmbH, Oddity Jungle GmbH, Oddity Code GmbH and Oddity Waves GmbH (collectively known as oddity), Germany-based digital marketing, experience, and commerce agency for a total consideration of upto EUR 50 million (approximately 420 crore) comprising of cash consideration, contingent consideration and retention bonuses. The payment of contingent consideration is dependent upon the achievement of certain financial targets by oddity.

e)	Reappointment of Salil Parekh as a CEO and MD

Shareholders at the 41st AGM held on June 25, 2022 have reappointed Salil Parekh as the CEO and MD of the Company for a term commencing on July 1, 2022 and ending on March 31, 2027 on the terms and conditions, including the remuneration payable as contained in the 41st AGM Notice.

In line with the shareholders approval and revised employment contract which is effective July 1, 2022, the Board, on July 24, 2022, based on the recommendations of the Nomination and Remuneration Committee, approved:

i)	The grant of annual performance-based stock incentives (Annual Performance Equity Grant) of Restricted Stock Units (RSU's) amounting to 21.75 crore for the financial year 2023 under the 2015 Stock Incentive Compensation Plan (2015 plan). These RSUs will vest 12 months from the date of grant subject to achievement of certain strategic milestones as determined by the Board. This is in addition to the grants made on May 2, 2022 amounting to 13 crore resulting in a total grant of 34.75 crore for fiscal 2023.

ii)	The grant of annual performance-based stock incentives (Annual performance equity ESG grant) in the form of RSU's covering Company’s equity shares having a market value of 2 crore as on the date of the grant under the 2015 Plan, which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain environment, social and governance milestones as determined by the Board.

iii)	The grant of annual performance-based stock incentives (Annual performance Equity TSR grant) in the form of RSU's covering Company’s equity shares having a market value of 5 crore as on the date of the grant under the 2015 Plan, which shall vest after March 31, 2025 subject to the Company’s performance on cumulative relative TSR over the years and as determined by the Board.

The above RSUs will be granted w.e.f August 1, 2022 and the number of RSU's will be calculated based on the market price at the close of trading on August 1, 2022.

2. Information on dividends for the quarter ended June 30, 2022

For financial year 2022, the Board recommended a final dividend of 16/- (par value of 5/- each) per equity share. The same was approved by the shareholders in the Annual General Meeting (AGM) of the Company held on June 25, 2022 and paid on June 28, 2022.

(in )

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2022	2022	2021	2022
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	15.00
Final dividend	–	16.00	–	16.00

3. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2022	2022	2021	2022
Revenue by business segment
Financial Services (1)	10,562	10,096	9,217	38,902
Retail (2)	5,004	4,617	4,175	17,734
Communication (3)	4,464	4,132	3,403	15,182
Energy, Utilities, Resources and Services	4,259	3,872	3,371	14,484
Manufacturing	4,172	3,816	2,702	13,336
Hi-Tech	2,812	2,649	2,310	10,036
Life Sciences (4)	2,257	2,140	1,891	8,517
All other segments (5)	940	954	827	3,450
Total	34,470	32,276	27,896	121,641
Less: Inter-segment revenue	–	–	–	–
Net revenue from operations	34,470	32,276	27,896	121,641
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	2,754	2,578	2,358	10,314
Retail (2)	1,538	1,516	1,482	6,130
Communication (3)	794	884	707	3,372
Energy, Utilities , Resources and Services	1,145	1,111	1,022	4,225
Manufacturing	385	426	625	2,408
Hi-Tech	672	672	567	2,495
Life Sciences (4)	535	583	571	2,380
All other segments (5)	41	76	100	167
Total	7,864	7,846	7,432	31,491
Less: Other Unallocable expenditure	950	890	829	3,476
Add: Unallocable other income	676	637	622	2,295
Less: Finance cost	56	50	49	200
Profit before tax and non-controlling interests	7,534	7,543	7,176	30,110

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

4.	Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2022	2022	2021	2022
Revenue from operations	29,527	27,426	23,714	103,940
Profit before tax	6,902	6,908	6,493	28,495
Profit for the period	4,901	5,177	4,723	21,235

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone financial statements as stated.

By order of the Board for Infosys Limited
Bengaluru, India	Salil Parekh
July 24, 2022	Chief Executive Officer and Managing Director

The Board has also taken on record the consolidated results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2022, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2022	2022	2021	2022
	Audited	Audited	Audited	Audited
Revenues	4,444	4,280	3,782	16,311
Cost of sales	3,144	2,955	2,509	10,996
Gross profit	1,300	1,325	1,273	5,315
Operating expenses	412	405	377	1,560
Operating profit	888	920	896	3,755
Other income, net	87	84	84	308
Finance cost	7	6	7	27
Profit before income taxes	968	998	973	4,036
Income tax expense	279	245	268	1,068
Net profit	689	753	705	2,968
Earnings per equity share *
Basic	0.16	0.18	0.17	0.70
Diluted	0.16	0.18	0.17	0.70
Total assets	15,193	15,555	14,730	15,555
Cash and cash equivalents and current investments	2,798	3,185	3,499	3,185

*	EPS is not annualized for the quarter ended June 30, 2022, quarter ended March 31, 2022 and quarter ended June 30, 2021.

This Release contains ‘forward-looking statements’ within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance and that are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘may’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘continue’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘could’, ‘would’, ‘should’ and similar expressions. Those statements include, among other things, statements regarding our business strategy, our expectations concerning our market position, future operations, growth, margins, profitability, attrition, liquidity, and capital resources, our ESG vision, our capital allocation policy, the effects of COVID-19 on global economic conditions and our business and operations, wage increases, change in the regulations including immigration regulation and policies in the United States. These statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2022. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law